UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Confirms Closing Date of Restructuring Transactions

We, LDK Solar CO., Ltd., in provisional liquidation, today announced that, pursuant to the terms of the Cayman Islands schemes of arrangement in respect of us and our subsidiary, LDK Silicon & Chemical Technology Co., Ltd. (“LDK Silicon”), and the Hong Kong schemes of arrangement in respect of us and our subsidiaries, LDK Silicon and LDK Silicon Holding Co., Limited (the “Schemes”), the closing date for the restructuring transactions in respect of LDK Solar’s senior noteholders and preferred shareholders, as contemplated in the Schemes, occurred on December 17, 2014.

Attached hereto as Exhibit 99.3 is our press release issued on December 18, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: December 18, 2014

Exhibit 99.3

LDK Solar Confirms Closing Date of Restructuring Transactions

XINYU, China and SUNNYVALE, California — December 18, 2014 — LDK Solar CO., Ltd. in provisional liquidation (“LDK Solar”) announced today that, pursuant to the terms of the Cayman Islands schemes of arrangement in respect of LDK Solar and LDK Silicon & Chemical Technology Co., Ltd. (“LDK Silicon”) and the Hong Kong schemes of arrangement in respect of LDK Solar, LDK Silicon and LDK Silicon Holding Co., Limited (the “Schemes”), the closing date for the restructuring transactions in respect of LDK Solar’s senior noteholders and preferred shareholders, as contemplated in the Schemes, occurred on December 17, 2014.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar CO., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, monocrystalline and multicrystalline ingots, wafers, cells, modules, systems, power projects and PV solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Jack Lai

Executive VP and CFO

LDK Solar CO., Ltd.

IR@ldksolar.com

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